SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for the month of July 2002

STMicroelectronics N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

Enclosures: STMicroelectronics N.V.’s Second Quarter and First Half 2002 Operating and Financial Review and Prospects

STMicroelectronics Reports Second Quarter/First Half 2002 Results

Second Quarter 2002 Sequential Increases:

■    Net Revenues + 13.0% to $1.53 billion
■    Gross profit + 27.4% to $575.8 million
■    Gross margin + 425 basis points to 37.6%
■    Net income + 218% to $104.7 million

Company Initiates Reporting of Operating Income by Product Group

Geneva, July 23, 2002—STMicroelectronics (NYSE: STM) today reported financial results for the second quarter and first half ended June 29, 2002.

Second Quarter 2002 Financial Results

Net revenues for the second quarter were $1,531.1 million, firmly within the range of the guidance provided by the Company in its first quarter earnings release issued on April 22, 2002, and reaffirmed on May 29, 2002. This represented a 13.0% sequential increase from the $1,355.2 million reported in the 2002 first quarter, and was just modestly below the $1,587.2 million of last year’s second quarter. Revenues from differentiated products were $1,058.7 million, accounting for 69.2% of net revenues for the period. Analog ICs (including mixed signal ICs) represented 52.1% of net revenues in the 2002 second quarter.

Gross profit was $575.8 million, a 27.4% sequential increase from the prior quarter’s $452.0 million. In last year’s second quarter, gross profit was $603.3 million on a pro forma basis and $532.6 million on an as-reported basis.

Gross margin was 37.6%, significantly above the 33.4% of the 2002 first quarter. In the comparable year-ago period, the Company’s gross margin was 38.0% on a pro forma basis and 33.6% on an as-reported basis.

In the 2001 second quarter, the Company recorded excess inventory, impairment and restructuring charges amounting to $319 million on an after tax basis.

Pasquale Pistorio, President and Chief Executive Officer, noted, “The Company’s 13% sequential revenue increase, which has brought us close to year-ago second quarter levels, was driven by higher unit volume, as pricing for most product families remained under pressure. Gross profit increased sequentially at a rate more than twice that of revenues, a clear indication of the positive leverage provided by ST’s worldwide manufacturing machine. The Company-wide fab utilization rate in the second quarter was approximately 80%, with many of our leading-edge and more mature fabs reaching optimal saturation levels.”

Operating income was $146.8 million, compared to the prior quarter’s $60.3 million. In last year’s second quarter, operating income was $190.1 million on a pro forma basis, and the Company incurred an operating loss of $191.9 million on an as-reported basis.

Net income equaled $104.7 million for the 2002 second quarter, compared to $32.9 million in the 2002 first quarter. In last year’s second quarter, net income was $154.5 million on a pro forma basis, and the Company incurred a $164.5 million loss on an as-reported basis. Earnings per diluted share were $0.12 for the 2002 second quarter, compared to $0.04 in the first quarter of this year. In last year’s second quarter, earnings per diluted share were $0.17 on a pro forma basis and the Company incurred an $0.18 loss per diluted share on an as-reported basis.

Commenting on second quarter performance, Mr. Pistorio said, “As anticipated, higher sequential revenues and gross margin levels generated significant operating leverage. At the same time, we were able to maintain the aggregate of R&D and SG&A expenses at 27.3% of net revenues, similar to the 26.9% of net revenues they represented in the prior quarter. Thus, on a sequential basis we significantly increased operating income and net income. Additionally, ST generated $93.6 million and $107.7 million in operating cash flow in the second quarter and first half of 2002, respectively, excluding the Alcatel Microelectronics acquisition.”

In the 2002 second quarter, research and development expenses were $258.3 million compared to $223.7 million in the first quarter of 2002 and $255.7 million in the comparable year-ago period. R&D costs represented 16.9% of net revenues in the 2002 second quarter compared with 16.5% of net revenues in the 2002 first quarter, and 16.1% of net revenues in the second quarter of 2001.

Selling, general and administrative expenses were $159.9 million for the 2002 second quarter, compared to $141.5 million in the prior quarter, and $180.2 million in the similar year-ago period. As a percentage of net revenues, SG&A expenses were 10.4%, equal to first quarter 2002 levels and below the 11.4% of the 2001 second quarter.

In the 2002 second quarter, ST incurred a restructuring charge of $8.3 million mainly related to the previously announced closing of its Rancho Bernardo fab.

Additional Second Quarter 2002 Financial/Operating Data

The following tables and commentary provide a breakdown of revenues and operating income by product group as well as additional detail on 2002 second quarter net revenues:

Second Quarter 2002 Net Revenues and First Half Operating Income By Product Group:

Group	Revenue	% of Net Revenue	Operating Income Q2 2002	Operating Income Q1 2002
	(Million US$)		(Million US$)	(Million US$)
Telecommunications, Peripherals and Automotive (TPA)	$730.8	47.7%	$145.5	$133.3
Discrete and Standard ICs (DSG)	266.8	17.4%	39.4	20.1
Memory Products (MPG)	246.1	16.1%	0.8	3.5
Consumer and Microcontroller (CMG)	263.2	17.2%	11.9	8.1
OTHER*	24.2	1.6%	(50.8)	(104.7)

TOTAL	$1,531.1	100.0%	$146.8	$60.3

*
The ‘OTHER’ category includes such items as start-up costs, and other unallocated expenses including: strategic (or special) research and development programs, certain corporate level operating expenses, restructuring charges, and other costs that are not allocated to product groups, as well as the revenues and operating earnings or losses of the New Ventures Group and the Subsystems Products Group.

All product groups experienced revenue growth in the 2002 second quarter. DSG and CMG were the largest gainers, posting sequential revenue increases of 22.2% and 17.5%, respectively, and TPA’s revenues were up 11.4% over the 2002 first quarter. MPG, with a 4.7% sequential revenue increase, absorbed a significant decline in Flash memory prices. This was the major factor in the Group’s sequential decline in operating income, as Flash products accounted for 56% of MPG’s revenues in the 2002 second quarter. The most significant operating leverage was achieved by DSG and CMG, which reported sequential operating income increases of 96% and 47%, respectively. The former benefited from supply chain inventory replenishment demands and the latter from increased demand for digital consumer products, particularly DVD, which accounted for 63.5% of CMG’s sales in the 2002 second quarter.

Q2 2002 Revenue Breakdown By Market Segment

	Revenue	% of Net Revenue
	(Million US$)
Automotive	$199.9	13.1%
Consumer	333.8	21.8%
Computer	342.4	22.4%
Telecom	444.7	29.0%
Industrial & Other	210.3	13.7%

Four out of the five market segments achieved double-digit sequential revenue growth in the 2002 second quarter. Industrial & Other, which includes smart cards, increased 22.2%; Automotive was up 18.7%; Consumer was up 15.1%; and Telecom increased 12.1%. Computer posted a modest 4.4% sequential gain over first quarter 2002 levels.

Q2 2002 Geographic Revenue Breakdown

By Customers’ Region of Origin			By Location of Order Shipment

	Revenue	% of Net Revenue		Revenue	% of Net Revenue
	(Million US$)			(Million US$)
Europe	$647.5	42.3%	Europe	$441.4	28.8%
North America	503.5	32.9%	North America	227.9	14.9%
Asia/Pac	215.7	14.1%	Asia/Pac	675.0	44.1%
Japan	125.2	8.2%	Japan	64.6	4.2%
Emerging Markets	39.2	2.5%	Emerging Markets	122.2	8.0%

The geographic revenue breakdown in the 2002 second quarter was consistent with that of the prior quarter and continues to reflect the migration of industry-wide manufacturing to the Asia/Pac region.

Q2 2002 Revenue Breakdown by Product Category

	Revenue	% of Net Revenue
	(Million US$)
Differentiated Products	$1,058.7	69.2%
Standard & Commodities	93.4	6.1%
Micro & Memories	190.3	12.4%
Discretes	188.7	12.3%

All product categories posted sequential revenue increases. Discretes were up 23% sequentially; Micro and Memories were up 11.4%; Standard and Commodities increased 19.3%; and Differentiated Products increased 11.1% over first quarter 2002 levels.

First Half 2002 Results

Net revenues for the first half were $2,886.3 million, a decrease of 17.7% from the first half 2001. Gross profit was $1,027.8 million, or 35.6% of revenues. Operating income was $207.1 million, or 7.2% of revenues. Net income was $137.6 million, or $.15 per diluted share.

Research and development expenditures were $481.9 million, compared to $527.8 million in the 2001 first half. As a percentage of sales, R&D expenses rose from 15.0% to 16.7%. Selling, general and administrative expenses were $301.4 million, or 10.4% of net revenues, as compared to $356.9 million, or 10.2% of net revenues in the 2001 first half.

Reviewing first half results, Mr. Pistorio noted, “Business conditions and ST’s financial performance were basically in line with our expectations. The balance we have maintained in terms of product portfolio, customer base, target applications and geographies, enabled ST to achieve sound financial progress during a turbulent period for the industry and the global business community.”

Balance Sheet Highlights at June 29, 2002

At the end of the second quarter, the Company had cash, cash equivalents and marketable securities of $2.12 billion after completion of the Alcatel Microelectronics acquisition and the most recent stock buyback program. These transactions amounted to $343 million in the aggregate. Long-term debt totaled $2.80 billion (84% of which consisted of convertible debt). Shareholders’ equity was $6.49 billion.

Inventories increased by approximately $152 million from March 30, 2002 levels, of which $26 million is attributable to the Alcatel Microelectronics acquisition, and $70 million to the sharp increase in the value of the Euro vs. the US dollar, which affected the portion of total inventories held in our European operations (primarily work-in-process).

Capital expenditures were $202.1 million for the 2002 second quarter and $472.2 million for the first half. This compares with capital expenditures of $497.5 million and $1,227.1 million in last year’s second quarter and first half, respectively.

Mr. Pistorio noted, “ST continues to enjoy a strong balance sheet, which provides important flexibility, especially during periods of economic uncertainty. Based upon current expectations, ST will be operating cash flow positive for 2002.”

Recent Transactions

■
On June 26, 2002, ST completed the acquisition of Alcatel Microelectronics and the simultaneous sale of that Company’s mixed-signal business and fabrication facilities to AMI Semiconductor. As part of this transaction, Alcatel and ST are cooperating on the joint development of DSL chipsets that will also be available in the open market. Additionally, ST is now a preferred supplier of Alcatel, expanding their long-standing strategic alliance.

■
During the second quarter, ST completed the share repurchase program announced on March 1, 2002, buying back 4 million shares of its outstanding stock. The repurchased shares have been allocated to the options granted under the current employee stock option plan.

Other Developments

Following the expiration on June 10, 2002, of the lock-up agreements relating to the disposal of our shares by STMicroelectronics Holding II B.V. and our principal indirect shareholders, we have been informed that one of our indirect shareholders may consider a transaction at any time depending upon market conditions, which could lead to the disposal of its interest in our Company.

Outlook

Mr. Pistorio noted, “Within the current uncertain economic and industry environment, we intend to proceed prudently to further strengthen our competitive advantages. Thus, we are planning to pare back our 2002 capital expenditures to approximately $1 billion from the $1.2 billion we announced in October of 2001. At the same time, we are accelerating the qualification of products at our foundry partners in order to accommodate a meaningful upturn in demand without a commensurate investment in fixed assets.”

Looking ahead, Mr. Pistorio said, “Our current evaluation of backlog data, and the impact of seasonal factors, lead us to expect ST’s third quarter 2002 revenues to be slightly higher compared with second quarter levels, which would be a solid improvement over third quarter 2001 revenues of $1.4 billion. Gross margin is likely to be similar to the 37.6% reported in the 2002 second quarter, primarily as a result of continued pricing pressure.

“During this period of reduced visibility,” Mr. Pistorio continued, “We continue to invest in R&D and new product development in order to accommodate the needs of our strategic and key customers as well as to broaden our penetration of the high-growth and emerging applications within the Company’s targeted market segments.”

Industry Alliances

*On April 12, 2002, ST announced an unprecedented technological partnership with Motorola and Philips for Pre-Competitive R&D and Technology Platform Development. The companies will cooperate on the development of advanced CMOS processes, in conjunction with TSMC, from 90nm (0.09 micron) up to the 32nm node and will be based at ST’s Crolles2 R&D Center. Motorola, Philips and ST will share equally in the investment, which is expected to total $1.4 billion by 2005. This agreement is designed to create future generation technologies and System-on-Chip (SoC) solutions more quickly and cost effectively.

*On May 27, 2002, ST and Dai Nippon Printing (DNP) announced a strategic alliance for the development and supply of high-end photomasks, which are essential components in the manufacture of leading-edge integrated circuits. The agreement calls for DNP to create a new company, DNP Photomask Europe, in which ST will have an equity stake. DNP will build and operate a photomask production facility which is expected to begin operating in mid-2003 and is adjacent to ST’s Agrate site. The Alliance will secure early-access to mask supply for ST and significantly enhance our ability to offer state-of-the-art products built with leading-edge technology.

*On July 18, 2002, ST and UMC announced that they have extended their manufacturing relationship by signing a multi-year manufacturing agreement, which also includes cooperation on manufacturing science. This agreement ensures that ST has continued access to a stable source of supply for advanced technology manufacturing and provides for mutual access to manufacturing and engineering methodologies developed by both companies.

Products, Technology and Design Wins

During the second quarter of 2002, ST continued to launch innovative new System-on-Chip (SoC) products and further strengthen its expertise in key markets via agreements in the communications and digital consumer sectors.

In addition to the two agreements concerning the acquisition of Alcatel Microelectronics, ST announced two important developments in the communications arena. At Supercomm in Atlanta, ST presented details of a Gigabit Ethernet transceiver chip that sets a new record for low power consumption of just 600mW, while, at the Bluetooth Congress in Amsterdam, ST demonstrated a real-time streaming MP3 Bluetooth wireless headset that receives MP3 audio from a remote Bluetooth-enabled PDA, decodes it and plays it in real time. When paired with a Bluetooth-enabled mobile phone, the headset can switch automatically between the MP3 audio and an incoming call from the phone.

Also during the quarter, market analyst Gartner Dataquest reported the results of its survey on the 2001 telecom market. ST jumped three places to number four in the worldwide ranking for telecom ICs, following a performance significantly better than that of any of the other 2000 Top Ten suppliers. In addition to this, Gartner also published its survey on the market for analog ICs, recognizing ST as the world’s number one analog chip maker.

Developments in the digital consumer field focused mainly on set-top box (STB) and DVD solutions. For example, ST and Liberate Technologies announced a jointly developed reference design that allows cable or satellite STB OEMs to reduce both costs and time to market. The first implementation of this solution in volume will be for the cable market in China. In the same vein, ST and Alticast announced an agreement for the development and co-marketing of a complete Digital Video Broadcasting-Multimedia Home Platform (DVB-MHP) reference solution for digital STBs.

In the emerging market for STBs for digital terrestrial broadcast, ST has developed a complete reference design, and is already supplying chips, for a new generation of low-cost (typically less than UK£100—approximately $150) STBs aimed at the UK market.

New SoC products introduced by ST for the STB market included the industry’s most advanced demodulator for digital satellite television applications and the latest member of ST’s OMEGA family of STB decoder solutions, which is aimed at use in mid- to low-end satellite, cable and terrestrial TV set-top boxes.

In the field of DVD, ST is supplying production volumes of a complete chipset for Pioneer’s 2002

DVD players. The two companies will also work together to develop optimized solutions for the 2003 generation. ST also launched the first of its fourth-generation of DVD decoders and a new family of Direct Digital Amplification (DDX) digital audio amplifier chips that improve sound quality while reducing power consumption, size and cost. ST also introduced a new two-axis linear accelerometer based on silicon-micromachined Micro-Electro-Mechanical System (MEMS) technology that is aimed primarily at the market for handheld ‘gamepad’ human interface devices for videogames. The device senses inclination in both the side-to-side (roll) and forward-backward (pitch) directions.

ST continued to excel in the computer peripherals field, where market analyst IDC confirmed that ST is once again the worldwide number one supplier to the Hard Disk Drive (HDD) market, increasing its 2001 market share to 21.6%, up 3.3% from 2000. During the quarter, ST initiated cooperation activities with a major HDD customer on an SoC development, achieved further design wins, including a power IC in BCD technology for a high-value desktop drive, and ramped up production of a high-volume, low-cost HDD controller chip for a major desktop HDD customer and a highly integrated disk controller entirely based on ST IP.

In the automotive field, ST delivered fully working samples of a single chip navigator to a major automotive OEM in Europe for production that will start in March 2003 and also delivered fully working samples of a new GPS (Global Positioning by Satellite) processor, built in 0.18um embedded Flash technology. ST also won a contract for the next generation digital core for airbag controller units by a world-leading airbag manufacturer and began production of a Gasoline Direct Injection (GDI) engine management chip set for a major Japanese OEM.

In Flash memory, ST introduced, as a complement to its Firmware Hub range of devices, a family of ICs that store system and video BIOS code and are aimed at PCs using the industry-standard LPC (Low Pin Count) bus. The Company also sampled to leading wireless manufacturers a 64Mbit Flash memory with a dedicated Multi-banking architecture processed in 0.15-micron technology. Continuing the trend towards vertical package integration, ST completed the development of its first 4-stack multi-memory product holding 2 Flash, 1 SRAM and 1 Pseudo RAM memory.

Some of the above statements that are not historical facts, including without limitation certain statements made in the paragraph entitled “outlook” concerning the company’s revenues, capital expenditures and results of operations, are statements of current expectations that involve risks and uncertainties and other forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended) that are based on management’s current views and assumptions. Actual results or performances could differ materially from those in such statements and from the expectations of the Company and its management, in particular, as a result of the following other important factors:

(i)	demand for the Company’s products and the competitive pricing environment;
(ii)	business and economic conditions in the end-user markets;
(iii)	excess manufacturing capacity in the semiconductor industry;
(iv)
possible disruption in commercial activities occasioned by major events in the world such as armed conflict or terrorism and the current uncertainty of economic and political conditions in various regions of the world;

(v)	the impact of foreign currency fluctuations, in particular changes in the parity between the Euro and the US Dollar;
(vi)	the availability of raw material and critical components for our manufacturing operations;
(vii)	the success of alliances and agreements with other companies to develop new technologies;
(viii)	competitive factors such as the timely development of new products and designs in line with market and customer requirements;
(ix)	excess or obsolete inventory and variations in inventory valuation.

Unfavorable changes in any of the above or other factors listed under “Risk Factors” from time to time in the Company’s SEC reports including the Annual Report on Form 20-F for the year ended December 31, 2001, which was filed with the SEC on May 24, 2002, and in particular, the factors listed on page 2 of such Form 20-F, could materially affect the Company.

Conference Call Information

The management of STMicroelectronics will conduct a conference call on Wednesday, July 24, 2002 at 10:30 a.m. U.S. Eastern Time / 4:30 p.m. Central European Time, to discuss second quarter 2002 financial and operating performance.

The conference call will be broadcast via the Internet at www.vcall.com. Those accessing the webcast should go to the website at least 15 minutes prior to the call in order to register, download and install any necessary audio software. The webcast will be available until 12 midnight (CET) on August 2, 2002.

About STMicroelectronics

STMicroelectronics, the world’s third largest semiconductor company, is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivaled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today’s convergence trends. The Company’s shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2001, the Company’s net revenues were $6.36 billion and net earnings were $257.1 million. Further information can be found at www.st.com.

For further information please contact:

For further information please contact :

STMicroelectronics Maria Grazia Prestini Corporate Press Relations Manager Tel. +39.039.603.59.01 Tel. +33.4.50.40.25.32 mariagrazia.prestini@st.com	Benoit de Leusse Investor Relations Manager Europe Tel. +33.4.50.40.24.30 Fax +33.4.50.40.25.80 benoit.de-leusse@st.com

Financial Dynamics
Lorie Lichtlen Media Relations Tel. +33.1.47.03.68.10 Lorie.lichtlen@fd.com	Jean-Benoit Roquette / Nicole Curtin Investor Relations Tel. +33.1.47.03.68.10 jean-benoit.roquette@fd.com / nicole.curtin@fd.com

STMICROELECTRONICS N.V.

CONSOLIDATED STATEMENT OF INCOME
(in millions of U.S. dollars, except per share data ($))

	Three Months Ended			Six Months Ended
	As Reported	As Reported	Pro Forma	As Reported	As Reported	Pro Forma
	June 29, 2002	June 30, 2001	June 30, 2001	June 29, 2002	June 30, 2001	June 30, 2001
Net sales	$1,520.1	$1,575.1	$1,575.1	$2,866.1	$3,481.1	$3,481.1
Other revenues	11.0	12.1	12.1	20.2	27.2	27.2

Net revenues	1,531.1	1,587.2	1,587.2	2,886.3	3,508.4	3,508.4
Costs of sales	(955.3)	(1,054.6)	(983.9)	(1,858.5)	(2,119.9)	(2,049.2)

Gross profit	575.8	532.6	603.3	1,027.8	1,388.4	1,459.1
Selling, general & administrative	(159.9)	(180.2)	(180.2)	301.4)	(356.9)	(356.9)
Research & development	(258.3)	(255.7)	(255.7)	(481.9)	(527.8)	(527.8)
Other income and expenses	(2.5)	22.7	22.7	(19.4)	28.0	28.0
Impairment and restructuring charges	(8.3)	(311.3)	0.0	(18.0)	(311.3)	0.0

Total Operating expenses	(429.0)	(724.5)	(413.2)	(820.7)	(1,168.0)	(856.7

Operating income (loss)	146.8	(191.9)	190.1	207.1	220.4	602.4
Net interest income (expense)	(15.8)	0.5	0.4	(31.2)	3.5	3.5
Equity in earnings of joint ventures	(3.3)	0.0	0.0	(7.2)	0.0	0.0

Income before income (loss) taxes and minority interests	127.7	(191.4)	190.5	168.7	223.9	605.9
Income tax expense	(21.3)	28.6	(34.4)	(28.9)	(45.6)	(108.6)

Income (loss) before minority interests	106.4	(162.8)	156.1	139.8	178.3	497.3

Minority interests	(1.7)	(1.7)	(1.6)	(2.2)	(2.0)	(2.0)

Net Income (loss)	$104.7	$(164.5)	$154.5	$137.6	$176.3	$495.3

Earnings per share (basic)	$0.12	$-0.18	$0.17	$0.15	$0.20	$0.56

Earnings per share (diluted)	$0.12	$0.18	$0.17	$0.15	$0.20	$0.54

Number of weighted average shares used in calculating diluted earnings per share	894.0	894.5	907.8	895.7	907.8	931.9

The pro forma amounts have been adjusted to eliminate the following:

	Three Months Ended June 30, 2001	Six Months Ended June 30, 2001
Excess inventory charge	70.7	70.7
Impairment and restructuring charges	311.3	311.3
Income tax effect	(63.0)	(63.0)

Total	319.0	319.0

STMICROELECTRONICS N.V.

CONSOLIDATED BALANCE SHEET
(In millions of U.S. dollars)

	As at
	June 29, 2002	December 31, 2001
	(unaudited	(audited)
ASSETS
Current assets:
Cash and cash equivalents	$916.7	$2,438.8
Marketable securities	1,203.3	5.4
Trade account and notes receivable	1,017.4	902.4
Inventories	863.7	742.5
Other receivables and assets	636.8	468.5

Total current assets	4,637.9	4,557.6

Goodwill, net	185.6	63.0
Other intangible assets, net	330.5	149.6
Property, plant and equipment, net	6,091.2	5.888.2
Investments and other non-current assets	133.0	139.1

	6,740.3	6,239.9

Total assets	$11,378.2	$10,797.5

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank overdrafts	$25.5	$32.8
Current portion of long-term debt	89.8	96.5
Trade accounts and notes payable	895.4	936.1
Other payables and accrued liabilities	588.3	409.5
Accrued and deferred income tax	179.8	212.4

Total current liabilities	1,778.8	1,687.3

Long-term debt	2,796.6	2,771.5
Reserves for pension and termination indemnities	146.8	115.8
Other non-current liabilities	124.4	112.2

	3,067.8	2,999.5

Total liabilities	4,846.7	4,686.8

Commitment and contingencies

Minority interest	38.2	36.0
Common Stock	1,142.5	1,142.4
Capital surplus	1,837.8	1,836.0
Accumulated result	4,300.6	4,198.6
Accumulated other comprehensive loss	-439.3	-869.0
Treasury stock	-348.3	-233.3

Shareholders’ equity	6,493.3	6,074.7

Total liabilities and shareholders’ equity	$11,378.2	$10,797.5

STMICROELECTRONICS N.V.

SELECTED CONSOLIDATED FINANCIAL DATA
(In millions of U.S. dollars)

	June 29, 2002	December 31, 2001
Consolidated Balance Sheet Data (End of period)
Cash, cash equivalents and marketable securities	2,120.0	2,444.2
Working capital	854.4	555.4
Total assets	11,378.2	10,797.5
Short-term debt (including current portion of long-term debt)	115.3	129.3
Long-term debt (excluding current portion)	2,796.6	2,771.5
Shareholders’ equity	6,493.3	6,074.7

	June 29, 2002	June 30, 2001
Consolidated Operating Data (Six months ended)
Payment for purchases of tangible assets	472.2	1,227.l
Net cash from operating activities	634.7	1,208.9
Net operating cash flow	(11979)	(127.0)
Operating cash flow (excluding Alcatel Microelectronics purchase)	107.7	(127.0)
Depreciation and amortization	652.l	650.3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMICROELECTRONICS N.V.

By:	/s/ PASQUALE PISTORIO
Pasquale Pistorio President and Chief Executive Officer

Date:    July 25, 2002